UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 3  INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1. Name and Address of Reporting Person
   Hoehl, Cynthia K.
   8473 Bay Colony Drive
   Biltmore #1602

   Naples, FL  34108
2. Date of Event Requiring Statement (Month/Day/Year)
   12/31/2001
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   IDX Systems Corporation (IDXC)
5. Relationship of Reporting Person to Issuer (Check all applicable)
   [ ] Director                   [X] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)

6. If Amendment, Date of Original (Month/Day/Year)
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Beneficially Owned
--------------------------------------------------------------------------------
---------------------
1)Title of Security                                          2)Amount of
3)  4)Nature of
                                                             Securities
D   Indirect
                                                             Beneficially
or  Beneficial
                                                             Owned
I   Ownership
--------------------------------------------------------------------------------
---------------------
Common Stock                                                 666,537.00
I   by Trust (2)
Common Stock                                                 1,200,000.00 (3)
I   by

Trust-RHHGRAT120

1
Common Stock                                                 3,480,847.00
I   by FLITE Trust

(1)

Table II   Derivative Securitites Beneficially Owned
--------------------------------------------------------------------------------
----------------------------------------------------
1)Title of Derivative Security  2)Date Exercisable  3)Title and Amount of
4)Conver-  5)Ownership 6)Nature of
                                and Expiration Date Securities Underlying
sion or    Form of     Indirect
                                (Month/Day/Year)    Derivative Security
exercise   Derivative  Beneficial

price of   Security    Ownership
                                Date      Expira-
Amount or  Deri-      Direct(D)
                                Exer-     tion
Number of  vative     or
                                cisable   Date      Title
Shares     Security   Indirect(I)
--------------------------------------------------------------------------------
----------------------------------------------------

Explanation of Responses:

(1)
3,337,257 shares were previously reported as directly beneficially owned by the reporting person's spouse, Robert H. Hoehl and were contributed to a FLITE Trust on December 31, 2001, of which trust, the reporting person is trustee. In addition, 143,590 shares h eld by reporting person were contributed to this FLITE Trust on December 31, 2001. Such trust is referred to as the "Robert H. Hoehl
 FLITE Trust U/A 12/12/01."
(2)
Shares are held in trusts for the benefit of the reporting person's children. The reporting person is trustee of such trusts. The reporting person disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that the repor ting person is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.
(3)
These shares were previously reported as directly beneficially owned by reporting person's spouse, Robert H. Hoehl and were contribu ted to a grantor retained annuity trust on December 31, 2001, of which trust, the reporting person is the trustee. Such trust is re ferred to as the "Robert H. Hoehl Grantor Retained Annuity Trust U/A 12/12/01."

SIGNATURE OF REPORTING PERSON
/S/ By: Diane L. Brown, Attorney-In-Fact
    For: Cynthia K. Hoehl
DATE 06/06/02